                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )


                        AMERICAN PACIFIC CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                     COMMON
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   028740108
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               DECEMBER 31, 2000
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ X ]  Rule 13d-1(b)
    [   ]  Rule 13d-1(c)
    [   ]  Rule 13d-1(d)

CUSIP NO.  028740108                                                PAGE 2 OF 7



  (1)     NAMES OF REPORTING PERSONS
          SS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          a.      Wachovia Corporation                                56-1473727
          b.      Wachovia Bank, National Association                 56-0927594

          ----------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [   ]
          (b)  [   ]

          ----------------------------------------------------------------------

  (3)     SEC USE ONLY

          ----------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          a.   Wachovia Corporation                        North Carolina
          b.   Wachovia Bank, National Association         United States

          ----------------------------------------------------------------------

                       (5)     SOLE VOTING POWER                         554,075
  NUMBER OF
   SHARES              ---------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER                         4,000
  OWNED BY
    EACH               ---------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER                    554,075
 PERSON WITH
                       ---------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER                        0

                       ---------------------------------------------------------


  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   558,075

          ----------------------------------------------------------------------

 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ----------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               7.88%

          ----------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (See Instructions)

          a.      Wachovia Corporation                                    HC
          b.      Wachovia Bank, National Association                     BK

          ----------------------------------------------------------------------

CUSIP No. 028740108                                                 Page 3 of 7



ITEM 1 (a)        NAME OF ISSUER:

                  American Pacific Corporation

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3770 Howard Hughes Parkway, Suite 300
                  Las Vegas, NV  89109

ITEM 2 (a)        NAME OF PERSONS FILING:

                  Wachovia Corporation; and Wachovia Bank, National Association

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Wachovia Corporation
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

                  Wachovia Bank, National Association
                  100 North Main Stree
                  Winston-Salem, North Carolina 27104

ITEM 2 (c)        CITIZENSHIP:

                  Wachovia Corporation                        North Carolina
                  Wachovia Bank, National Association         United States

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:

                  Common

ITEM 2 (e)        CUSIP NUMBER:

                  028740108

CUSIP No. 028740108                                                 Page 4 of 7




ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B), OR 13D-3 (B) CHECK WHETHER THE PERSON FILING IS A:

                  (a)      ( )     Broker or Dealer registered under Section 15
                                   of the Act,

                  (b)      (X)     Bank as defined in Section 3 (a) (6) of the
                                   Act,

                  (c)      ( )     Insurance Company as defined in Section 3 (a)
                                   (19) of the Act,

                  (d)      ( )     Investment Company registered under Section 8
                                   of the Investment Company Act,

                  (e)      ( )     Investment Advisor registered under Section
                                   203 of the Investment Advisor Act of 1940,

                  (f)      ( )     Employee Benefit Plan Pension Fund which is
                                   subject to the provisions of the Employee
                                   Retirement Income Security Act of 1974 or
                                   Endowment Fund.

                  (g)      (X)     Parent holding Company, in accordance with
                                   240.13d-1 (b)(ii)(G), (Wachovia
                                   Corporation)

                  (h)      ( )     Group, in accordance with Rule 13d-1 (b)
                                   (1)(ii)(H)

ITEM 4            OWNERSHIP:

                  The following information is as of December 31, 2000:

                  (a)       Amount Beneficially Owned:                                               558,075

                  (b)       Percent of Class:                                                           7.88%

                  (c)       Number of Shares as to which such person has:

                            (i)    Sole power to vote or to direct the vote                          554,075
                            (ii)   Shared power to vote or to direct the vote                          4,000
                            (iii)  Sole power to dispose or to direct the disposition of             554,075
                            (iv)   Shared power to dispose or to direct the disposition of                 0

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                         N/A

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                         N/A

CUSIP No. 028740108                                                 Page 5 of 7




ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Included are the following subsidiaries of Wachovia Corporation - HC:

                  Wachovia Bank, National Association - BK (wholly owned subsidiary of Wachovia Corporation)

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                         N/A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                         N/A

CUSIP No. 028740108                                                 Page 6 of 7



ITEM 10           CERTIFICATION:

                           By signing below, I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 12, 2001


For:     WACHOVIA CORPORATION


         By:  /s/ William M. Watson, Jr.
             --------------------------------------------
             William M. Watson, Jr.
             Senior Vice President, Counsel and Secretary



For:     WACHOVIA BANK, NATIONAL ASSOCIATION


         By:   /s/ William M. Watson, Jr.
             --------------------------------------------
             William M. Watson, Jr.
             Senior Vice President, Counsel and Secretary



                       SEE AGREEMENT ATTACHED AS EXHIBIT A

CUSIP No. 028740108                                                 Page 7 of 7


                                                                       EXHIBIT A


                                    AGREEMENT

                                February 12, 2001


         The understanding hereby agree to file a joint statement on Schedule 13G under the securities Exchange Act of 1934, as amended (the "Act") in connection with their beneficial ownership of common stock issued by Wachovia Corporation.

         Each of the undersigned states that it is entitled to individually use
Schedule 13G pursuant to Rule 13d-1 (c) of the Act.

         Each of the undersigned is responsible for the timely filling of the statement and any amendments thereto, and for the completeness of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness of accuracy of the information concerning the others.

         This agreement applies to any amendments to Schedule 13G.



Wachovia Corporation



/s/ William M. Watson, Jr.
--------------------------------------------
William M. Watson, Jr.
Senior Vice President, Counsel and Secretary





Wachovia Bank, National Association



/s/ William M. Watson, Jr.
--------------------------------------------
William M. Watson, Jr.
Senior Vice President, Counsel and Secretary